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                                                            Pursuant to Rule 425
                                            under the Securities Act of 1933 and
                                    deemed filed pursuant to Rule 14d-2(b) under
                                             the Securities Exchange Act of 1934

                                       Filing Person:  Networks Associates, Inc.
                                        Subject Company:  McAfee.com Corporation
                                Subject Company's Commission File No.:  00-28247

                                                            Date: March 18, 2002


On March 18, 2002, Network Associates, Inc. issued the following press release:

         Network Associates Announces Plans to Acquire Publicly Held Shares of McAfee.com

SANTA CLARA, Calif., March 18 / -- Network Associates, Inc. (NYSE: NET) today announced that it plans to commence an exchange offer for all outstanding publicly held shares of Class A common stock of McAfee.com (Nasdaq: MCAF). Network Associates currently owns approximately 75% of McAfee.com.

"This recombination is intended to deliver on the promise we made 14 months ago to focus Network Associates on customer needs, eliminate confusion across business units, and streamline our operations,"' said George Samenuk, chairman and CEO of Network Associates. "We believe this move is good for customers, allowing us to combine the powerful Network Associates security technologies with the innovative services and distribution offered by McAfee.com."

"Through their ownership of Network Associates shares, McAfee.com stockholders will have the opportunity to continue to participate in McAfee.com's business as well as Network Associates' ongoing new product roll-outs and strategic business initiatives," added Samenuk. Network Associates intends on filing an exchange offer with the Securities and Exchange Commission on or about March 25, 2002, through which Network Associates would acquire all of the outstanding publicly held shares of McAfee.com Class A common stock.

McAfee.com stockholders will be offered 0.675 shares of Network Associates common stock in a tax-free exchange for each outstanding share of McAfee.com Class A common stock. Based on a per share closing price of $27.61 for Network Associates common stock and $15.54 for McAfee.com Class A common stock on March 15, 2002, the offer represents a value of approximately $18.64 per share of McAfee.com Class A common stock, or a premium of approximately 20% over McAfee.com's closing stock price on March 15, 2002. The offer will be conditioned on the tender of a sufficient number of McAfee.com Class A shares such that, after the offer is completed, Network Associates would own at least 90% of all outstanding shares of McAfee.com common stock as well as other customary conditions. If the conditions to the offer are met and the offer is completed, Network Associates will effect a "short-form" merger of McAfee.com with a Network Associates subsidiary. In the merger, each remaining McAfee.com
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Class A share will be exchanged (unless holders perfect appraisal rights under
Delaware law) into the same number of shares of Network Associates common stock as is paid in the exchange offer.

If completed, the offer and merger are expected to result in a $0.01 per share reduction in the 2002 pro forma earnings for the consolidated entity, due to the issuance of approximately 8 million shares in the transaction. 2002 pro forma earnings for the consolidated entity include Network Associates' and McAfee.com's previously announced expected operating results for 2002 and exclude interest expense on Network Associates' convertible debt, amortization expense, compensation charges relating to employee stock options and one-time charges.

Network Associates will host a conference call today at 8:30 a.m. Eastern time, 5:30 a.m. Pacific time. Participants should call (888) 603-6977 (domestic) or
(712) 257-2860 (international), pass code: NET. Attendees should dial in at least 15 minutes prior to the conference call. A playback of the call will be available through May 17, 2002 by calling (888) 299-2239 (domestic), (402) 998-1228 (international), pass code: NET.

                    Additional Information and Where to Find It

In connection with the proposed transaction, Network Associates will file an exchange offer prospectus and related materials with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS DOCUMENT AND RELATED MATERIALS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the exchange offer prospectus (when available) and other documents filed by Network Associates with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the exchange offer prospectus, once available, as well as Network Associates' related filings made with the Commission, may also be obtained from Network Associates by directing a request to Network Associates' Investor Relations Department at: 3965 Freedom Circle, Santa Clara, CA 95054.

                            About Network Associates

With headquarters in Santa Clara, Calif., Network Associates, Inc. is a leading supplier of network security and availability solutions. Network Associates is comprised of three product groups: McAfee Security, delivering world-class anti-virus and security products; Sniffer Technologies, a leader in network availability and system security; and Magic Solutions, a leader in innovative service management solutions. For more information, Network Associates can be reached at 972-308-9960 or on the Internet at http://www.nai.com.

                              Safe Harbor Statement

The foregoing news release contains forward-looking statements. Forward- looking statements include those regarding Network Associates' exchange offer, the anticipated benefits of the recombination of Network Associates and McAfee.com, expected operating results for 2002 and the financial impact of the exchange offer on 2002 pro forma operating results for the


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consolidated entity. Neither Network Associates nor McAfee.com has updated prior guidance as to expected 2002 operating results, and the statements in this news release should not be construed as an update of such guidance. Actual results may vary, perhaps materially, from those contained in the forward-looking statements and the expected results may not occur. Actual operating results for Network Associates and McAfee.com may differ from prior guidance. Network Associates may not realize the expected benefits from the recombination with McAfee.com and, if the offer and merger occur, 2002 pro forma operating results for the consolidated entity may be impacted by more than $0.01 per share.
Network Associates may not commence or complete the exchange offer or merger described in this news release. Investors should read Network Associates' prospectus and tender offer statement, when these documents are available, describing the proposed exchange offer and merger and the documents incorporated therein for a more detailed discussion of the offer and merger and the associated risks and uncertainties. Network Associates is under no obligation and does not intend to update any of these forward-looking statements, even if experience or future changes make it clear that any proposed results experienced or implied therein will not be realized.


                             Additional Information

     In connection with the exchange offer, Network Associates, Inc. expects to file an exchange offer prospectus and a registration statement on Form S-4 with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS, WHEN AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION RELATING TO THE EXCHANGE OFFER. Investors and stockholders may obtain a free copy of the exchange offer prospectus, the registration statement and related documents, when available, from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained from Parent, when available, by directing a request to the information agent, D.F. King & Co., Inc., 77 Water Street, New York, NY 10005, 1-888-414-5566.

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